Exhibit 99.3

Akari Therapeutics Reports First Half 2023 Financial Results and Highlights

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Akari’s priority pipeline programs remain on track to begin enrollment in the registrational nomacopan Phase 3 clinical trials in pediatric and adult HSCT-TMA and start PAS-nomacopan clinical trials in geographic atrophy (GA)

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Granted orphan drug designation from the European Commission for treatment in hematopoietic stem cell transplantation, adding to existing FDA Orphan Drug, Fast Track and Rare Pediatric Disease designations

•	The company established a Boston U.S. headquarters office to support expanding operations and the start of registrational Phase 3 clinical trials
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Strengthened capabilities with appointment of Beth-Anne Lang, an experienced executive with a long track record of successful regulatory approvals, as Senior Vice President, Regulatory Affairs, and industry veterans Wa’el Hashad as independent director and Wendy DiCicco as interim CFO

BOSTON and LONDON, September 29, 2023 (GLOBE NEWSWIRE) – Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biotechnology company developing advanced therapies for autoimmune and inflammatory diseases today announced financial results and highlights for the first half of 2023, ended June 30th. Akari’s lead asset, investigational nomacopan, is a bispecific recombinant inhibitor of complement C5 and leukotriene B4 (LTB4). Nomacopan is in Phase 3 development for pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA) and is entering Phase 3 development in adult HSCT-TMA. Long-acting PAS-nomacopan is in final pre-clinical development and is advancing toward clinical trials in geographic atrophy (GA).

“I’m delighted our Akari team continues to make steady progress on our ambitions for investors and the patients who are waiting with urgent unmet needs,” said Rachelle Jacques, Akari President and CEO. “We believe we are building strong momentum as we prepare for the start of enrollment in the registrational portion of our nomacopan pediatric and adult Phase 3 clinical trials in HSCT-TMA and move our PAS-nomacopan geographic atrophy development program toward clinical trials.”

HSCT-TMA

Akari remains on track to start enrollment by the end of 2023 in the registrational Phase 3 study of nomacopan in pediatric HSCT-TMA, which is expected to generate safety and efficacy data that may support U.S. and European regulatory filings for potential marketing authorization in these regions.

Consensus guidelines were published in early 2023 by an international panel of experts that harmonize diagnostic criteria and support earlier screening and diagnosis in the care of patients. The design of Akari’s HSCT-TMA Phase 3 clinical trials has been significantly informed by these consensus criteria for earlier diagnosis of high-risk (severe) patients. Adult study design will be an important topic of discussion during a Type C meeting with the U.S. Food and Drug Administration (FDA) scheduled for November 15, 2023.

A case study, Clinical Response to Nomacopan in the Paediatric HSCT-TMA Setting, was presented as a late-breaker at The Transplantation & Cellular Therapy Tandem Meetings in February 2023 and as a poster in April 2023 at The European Society for Blood and Marrow Transplantation (EBMT). A 6-year-old male HSCT-TMA patient at Royal Manchester Children’s Hospital, Manchester University NHS Foundation Trust in Manchester, United Kingdom was enrolled in the nomacopan Phase 3 Part A clinical trial, treated with nomacopan and discharged home from the hospital.

Akari was granted orphan drug designation from the European Commission for treatment in hematopoietic stem cell transplantation. This designation is an important addition to the FDA Orphan Drug, Fast Track and Rare Pediatric Disease designations for nomacopan for the treatment of pediatric HSCT-TMA. With the Rare Pediatric Disease Designation, Akari is eligible to receive a Priority Review Voucher (PRV) upon approval that it can either redeem for priority review of a subsequent marketing application for a different product or sell to a third party.

Akari is also moving forward into a registrational Phase 3 double-blind placebo-controlled clinical trial of nomacopan in adult HSCT-TMA with enrollment expected to begin in 2024 (subject to funding).

Regulatory authorities in Poland (Office for Registration of Medicinal Products, Medical Devices and Biocidal Products/URPL) and the U.K. (Medicines & Healthcare products Regulatory Agency/MHRA) approved amendments to the company’s Investigational Medicinal Product Dossier (IMPD) and Clinical Trial Authorization (CTA), respectively, for clinical use of the third-generation drug substance manufacturing process that increases the final yield of nomacopan by at least 5-fold.

Geographic Atrophy (GA)

Akari completed evaluation of long-acting PAS-nomacopan candidates and based on extensive pre-clinical work selected a single drug candidate to move forward into clinical trials for treatment of GA. The selected version has a product profile with characteristics important for a GA therapy, including fully active drug potency, planned small (<100µL) injection volume, viscosity enabling intravitreal injection with a fine needle, and pre-clinical half-life that supports a potential clinical dose interval of 3 months or longer.

Akari also selected Wacker Biotech GmbH as the manufacturing partner to support production of PAS-nomacopan for use in clinical trials. The company remains on track for an Investigational New Drug (IND) submission to the FDA in the first half of 2024 and the start of clinical trials in the second half of 2024 (subject to funding).

In May, Akari hosted a key opinion leader event featuring Elias Reichel, M.D., Professor of Ophthalmology at the Tufts University School of Medicine. At the event, Dr. Reichel discussed disease pathology and the need to reduce frequency of intravitreal injections and prevent sight-threatening choroidal neovascularization (CNV) risk in the treatment of GA. At that event, Akari management presented a progress update on the final stages pre-clinical development of long-acting PAS-nomacopan as a potential treatment for GA and the status of clinical trials.

Other Highlights

As Akari approaches the start of registrational Phase 3 clinical trials in pediatric and adult HSCT-TMA and a regulatory filing to begin clinical trials in GA, the company will be assisted by Beth-Anne Lang, who was appointed as Senior Vice President, Regulatory Affairs in August 2023. Ms. Lang has more than 20 years of experience in regulatory strategy, regulatory affairs, and drug development, and a long track record of successful drug approvals in the U.S. and rest of world.

The U.S. industry capabilities of Akari’s Board of Directors was strengthened with the appointment of industry veteran Wa’el Hashad as an independent director. Mr. Hashad brings more than 35 years of biopharmaceutical experience to the Akari Board of Directors with deep experience in drug approvals and commercialization, mergers and acquisitions, and business development.

Akari appointed experienced life sciences executive Wendy DiCicco as interim Chief Financial Officer (CFO). Ms. DiCicco has more than 25 years of experience in the life sciences industry, serving as an independent financial and board advisor to companies, often in the role of interim CFO.

The company established a Boston Seaport area office that is the Akari U.S. headquarters. The office will support the company’s operations in preparation for the start of registrational nomacopan Phase 3 clinical trials.

Akari continues to secure IP for lead asset nomacopan in pipeline programs beyond current priority programs in preparation for future development by the company, licensing or partnering. In April 2023, the European Patent Office granted a patent for nomacopan in the treatment of autoimmune blistering diseases (including bullous pemphigoid).

After requesting and being granted a 180-day extension by Nasdaq to meet Nasdaq’s minimum bid price requirement, the company regained compliance in August 2023 and the matter is now closed. Akari’s American Depository Shares (ADSs) continue to trade on the Nasdaq Capital Market under the symbol AKTX.

As Akari continues to build out the capabilities, presence, and investor base in the U.S., it has qualified for domestic issuer status with the U.S. Securities and Exchange Commission (SEC) and will begin reporting as a domestic filer effective January 1, 2024.

First Half of 2023 Financial Results

As of June 30, 2023, the company had cash of approximately $7.2 million. Following the end of the first half 2023, Akari received a United Kingdom (U.K.) research and development tax credit in the amount of $2.5 million and entered into definitive purchase agreements for the sale in a private placement of 551,816 ADSs and pre-funded warrants to purchase up to 48,387 ADSs, which upon closing is expected to result in gross proceeds of approximately $2.0 million. Closing is expected to occur during the first week of October. Existing cash, which assumes closing of the proceeds from the private placement, is expected to be sufficient to fund operations into the first quarter of 2024.

Research and development expenses were approximately $3.3 million for the six months ended June 30, 2023, as compared to approximately $5.0 million for the same period in 2022. General and administrative expenses were approximately $6.0 million for the six months ended June 30, 2023, as compared to approximately $6.1 million for the same period in 2022. Total other income was approximately $6.2 million for the six months ended June 30, 2023, as compared to approximately $0.2 million for the same period in 2022.

Net loss was approximately $3.0 million for the six months ended June 30, 2023, as compared to net loss of approximately $10.9 million for the same period in 2022. Excluding the non-cash gain of approximately $6.1 million for the six months ended June 30, 2023 related to the change in fair value of warrant liability, net loss was $9.1 million.

About Akari Therapeutics

Akari Therapeutics, plc (Nasdaq: AKTX) is a biotechnology company developing advanced therapies for autoimmune and inflammatory diseases. Akari’s lead asset, investigational nomacopan, is a bispecific recombinant inhibitor of complement C5 activation and leukotriene B4 (LTB4) activity. Akari’s pipeline includes a Phase 3 clinical trial program investigating nomacopan for severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA). Akari has been granted Orphan Drug, Fast Track and Rare Pediatric Disease designations from the FDA for nomacopan for the treatment of pediatric HSCT-TMA and orphan drug designation from the European Commission for treatment in hematopoietic stem cell transplantation. Akari’s pipeline also includes a clinical program developing nomacopan for adult HSCT-TMA and pre-clinical research of long-acting PAS-nomacopan in geographic atrophy (GA). For more information about Akari, please visit akaritx.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects and statements related to the offering of securities described herein, the expected gross proceeds and the expected closing of the offering.

These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies, and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies, and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations, or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result there; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange

Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

Akari Therapeutics Plc

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited, in U.S. dollars)

	Six Months Ended June 30,
	2023	2022
Operating expenses:
Research and development expenses	$3,255,221	$4,990,715
General and administrative expenses	5,954,379	6,069,422
Total operating expenses	9,209,600	11,060,137
Loss from operations	(9,209,600)	(11,060,137)

Other income:
Interest income	59,091	8,317
Change in fair value of warrant liability	6,147,210	—
Foreign currency exchange gain	27,516	211,761
Other expenses	(22,825)	(16,314)
Total other income, net	6,210,992	203,764
Net loss	$(2,998,608)	$(10,856,373)

Net loss per ordinary share, basic and diluted	$(0.00)	$(0.00)
Weighted average ordinary shares outstanding — basic and diluted	8,787,337,361	5,648,226,680

Comprehensive loss:
Net loss	$(2,998,608)	$(10,856,373)
Other comprehensive loss:
Foreign currency translation adjustment	(55,038)	(80,590)
Total comprehensive loss	$(3,053,646)	$(10,936,963)

Akari Therapeutics Plc

Consolidated Balance Sheet Data

(Unaudited, in U.S. dollars)

	June 30,	December 31,
	2023	2022
Cash	$7,180,688	$13,249,945
Other assets	832,283	581,667
Total assets	$8,012,971	$13,831,612

Total liabilities	$5,231,514	$12,040,866
Total shareholders’ equity	2,781,457	1,790,746
Total liabilities and shareholders’ equity	$8,012,971	$13,831,612

For more information

Investor Contact:
Mike Moyer
LifeSci Advisors
(617) 308-4306
mmoyer@lifesciadvisors.com

Media Contact:

Eliza Schleifstein
Schleifstein PR
(917) 763-8106
eliza@schleifsteinpr.com